[redacted]

09043030

SEC
Mail Processing
Section

DEC 30 2009

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 038164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-1-2008 (MM/DD/YY) AND ENDING 10-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Investor's Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10237 Yellow Circle Dr.
(No. and Street)

Minnetonka (City) MN (State) 55343 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J Marquis 952-945-9455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co., P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Dr #800 Minneapolis MN 55344
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB* 1/8

AB 1/8

OATH OR AFFIRMATION

I, Scott J. Marquis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Investor's Group Inc., as of Oct. 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY ANN COMBS
Notary Public-Minnesota
My Commission Expires Jan 31, 2014

Signature

Chief Financial & Chief Operations Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN INVESTORS GROUP, INC.

Minnetonka, Minnesota

Statement of Financial Condition

Years Ended October 31, 2009 and 2008

AMERICAN INVESTORS GROUP, INC.

CONTENTS

BHZ

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the accompanying statement of financial condition of American Investors Group, Inc. as of October 31, 2009 and 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of American Investors Group, Inc. as of October 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. PLLP
Certified Public Accountants

Minneapolis, Minnesota
December 22, 2009

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

ASSETS		October 31 **2009**		2008
Cash and cash equivalents	$	**295,336**	$	437,570
Employee receivable		-		15,908
Trade receivables		**49,001**		24,081
Investments		**179,384**		158,258
Prepaid expenses		**4,438**		6,608
Office furniture and equipment, net of accumulated depreciation of $289,159 in 2009 and $274,920 in 2008		**22,484**		29,785
Total assets	**$**	**550,643**	$	672,210

Notes to Statement of Financial Condition are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

LIABILITIES AND STOCKHOLDER'S EQUITY	October 31 2009	2008
Liabilities		
Accounts payable	$ **1,114**	$ 9,215
Unearned income	**46,807**	47,317
Accrued commission	**19,000**	25,790
Total liabilities	**66,921**	82,322
Commitments and Contingencies		
Stockholder's Equity		
Common stock, Class B, voting, no par value: Authorized, 2,000 shares, issued and outstanding, 940 shares	**940**	940
Additional paid-in capital	**397,060**	397,060
Retained earnings	**85,722**	191,888
Total stockholder's equity	**483,722**	589,888
Total liabilities and stockholder's equity	$ **550,643**	$ 672,210

Notes to Statement of Financial Condition an integral part of this Statement.

BHZ

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

The Company is a general securities broker-dealer which primarily underwrites bonds for not-for-profit religious institutions throughout the United States. The Company's major source of income is underwriting fees earned from the issuance of church bonds. Revenue is recognized as the bonds are issued. In addition, the Company earns management fees for investment management services. Such revenue is recognized on assets under management as earned.

The Company's Class B stock is owned 100 percent by Apostle Holdings Corp. and the Company is a wholly owned subsidiary of Apostle Holdings Corp.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customers and correspondent clearing activities involve the execution and settlement of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are generally transacted on a cash basis. Should the customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed above, customers' securities transactions are recorded on a settlement date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers' and brokers' inability to meet the terms of their contracts.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. The Company considers the valuation of certain investments as a significant estimate. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

The balance in money market accounts, which are not FDIC insured, equaled $6,922 and $87,077 at October 31, 2009 and 2008, respectively.

Financial Instruments

The Company's financial instruments are cash, receivables and investments, which approximate fair value at October 31, 2009 and 2008.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over estimated useful lives by use of the straight line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Carrying Value of Long-Lived Assets

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that the carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of the estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and fair value, which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Recently Issued Accounting Pronouncements

On November 1, 2009, the Company will adopt the Financial Accounting Standards Board (FASB) guidance for Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FASB Interpretation No. 48). This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return with either (1) an increase in a liability for income taxes or a reduction of an income tax refund receivable and/or (2) a reduction in a deferred tax asset or an increase in a deferred tax liability. The Interpretation is effective for fiscal years beginning after December 15, 2008 with application as of the beginning of the fiscal year. The Company is evaluating the effect, if any, that the adoption of FIN 48 will have on its results of operations, financial position, and the related disclosures.

Income Taxes

The Company, a subsidiary of Apostle Holdings Corp. files consolidated income tax returns with its parent. Income taxes are provided for the tax effects of transactions reported in the Company's financial statements and consist of taxes currently due.

Since the parent company has responsibility for the payment of income taxes, amounts representing current income taxes payable, if any, are included in an inter-company account with the parent. The parent, Apostle Holdings Corp., does not credit back the Company for tax benefits received from the use of net operating losses used in the consolidated tax return.

Subsequent Events

The Company has evaluated subsequent events through December 22, 2009, the date which the financial statements were available to be issued.

2. INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company purchases debt and equity securities for resale to customers and for its own account. As a securities broker/dealer, the Company measures its debt and equity security holdings at fair value with unrealized changes in fair value recognized in earnings. The fair value of these instruments is based on valuations that include inputs that can be classified within one of the three levels of hierarchy. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

The fair value of the equity securities is based on quoted market prices in an active market for identical assets which is a Level 1 input.

Although no ready public market for the bonds the Company owns exists, management estimates that cost approximates fair value, since the bonds are callable at any time by the issuer at par, which is Level 3 input. Gains and losses are reported in earnings. The debt securities are primarily private church bonds without a readily available market value. Interest on bonds varies from 5.25% to 10.45% and maturity dates are from December 15, 2009 to November 15, 2025.

The cost and estimated fair value of the Company's investments held for resale at October 31, 2009 and 2008 are as follows:

	Cost	Fair Value Measurement Level 1
October 31, 2009		
Equity securities (related party – note 6)	**$ 154,550**	**$ 113,346**
Equity securities	**29,214**	**16,254**
	$ 183,764	**$ 129,600**
October 31, 2008		
Equity securities (related party – note 6)	$ 175,611	$ 119,642
Equity securities	42,030	29,214
	$ 217,641	$ 148,856

	Cost	Fair Value Measurement Level 3
October 31, 2009		
Church bonds	**$ 49,784**	**$ 49,784**
October 31, 2008		
Church bonds	$ 9,402	$ 9,402

The reconciliation of beginning and ending balances for assets measured at fair value using significant unobservable inputs (Level 3) are as follows:

Balance at beginning of the year	$ 9,402
Purchases/sales (net)	44,324
Gains/losses	(3,942)
Balance at end of the year	$ 49,784

3. STOCKHOLDER'S EQUITY AND REDEEMABLE PREFERRED STOCK

In addition to the Class B common stock, the Company has two classes of preferred stock, Class A and Class AA. Class A stock has 500,000 shares authorized while Class AA stock has 200,000 shares authorized.

Holders of Class A stock are entitled to such dividends as may be declared by the Board of Directors. Class A stock may be redeemed at the option of the Company for $1 per share. At October 31, 2009 and 2008, no Class A stock was outstanding.

Holders of Class AA stock are entitled to an 8% non-cumulative dividend at the discretion of the Board of Directors. Class AA stock may be redeemed at the option of the Company for $1.20 per share. Holders of Class AA stock may exercise a "put option" for up to 2,500 shares per year at a put price of $1 per share. Ownership of Class AA stock is restricted to Company employees. Upon termination of employment, the Company must redeem their shares for $1.20 per share. At October 31, 2009 and 2008, no Class AA stock was outstanding.

4. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at October 31, 2009 and 2008, the net capital ratio, net capital and excess net capital are as follows:

		2009		2008
Net capital ratio		**0.25:1**		0.20:1
Net capital	$	**271,227**	$	405,418
Excess net capital	$	**171,227**	$	155,418

5. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing and 401(k) plan covering substantially all employees.

6. RELATED PARTY TRANSACTIONS

The Company leases office space from its parent, Apostle Holdings Corp. under a month-to-month rental agreement. The rent expense to Apostle Holdings Corp. totaled $96,000 in fiscal 2009 and 2008.

The Company also has a Consulting and Service Support Agreement with Apostle Holdings Corp. with payment amounts as determined by mutual consent. Payments of $17,000 and $0 were made to Apostle Holdings Corp. under this agreement during 2009 and 2008, respectively.

The Company received expense reimbursements from American Church Mortgage Company of $0 and $20,080 during fiscal 2009 and 2008, respectively. American Church Mortgage Company is related to the Company through common management.

The Company received expense reimbursements of $253,000 and $493,000 from Church Loan Advisors, Inc., an entity related by common management, during fiscal 2009 and 2008, respectively.

The Company owned 56,673 and 36,813 shares of American Church Mortgage Company common stock at October 31, 2009 and 2008, respectively.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
7500 Flying Cloud Drive, Suite 800
Minneapolis, MN 55344
(952) 893-9320